December 6, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Lauren P. Nguyen

Re:	Pershing Gold Corporation
Amendment No. 2 to Registration Statement on Form S-1
Filed October 3, 2012
File No. 333-179073

Ladies and Gentlemen:

The following responds to the Comments of the staff of the Division of Corporation Finance of the Securities and Exchange Commission as set forth in its Comment letter dated October 18, 2012 (the "Comment Letter") relating to the Registration Statement on Form S-1 filed January 18, 2012, as amended by Amendment No. 1 to the Registration Statement on Form S-1/A filed July 13, 2012 and Amendment No. 2 filed October 3, 2012 (the "Form S-1") by Pershing Gold Corporation f/k/a Sagebrush Gold, Ltd. (the “Company” or “Pershing”).

The numbers set forth next to each of the paragraphs set forth below correspond to the numbers referenced in the staff’s Comments, as set forth in the Comment Letter.

General

1.
We note your response to our prior comment 3 and reissue in part.  We note your agreement with Interactive Investors, Inc. dated July 5, 2011 provided for an investor relations campaign on behalf of the company.  Please provide us with copies of all materials, written or otherwise, which were prepared by Interactive Investors, Inc., or any of its affiliates, pursuant to this agreement.  In this regard, we note that the materials that you have provided to date do not appear to be all of the materials which were prepared by Interactive Investors, Inc. or any of its affiliates.  Specifically, we note that Astor Investments prepared certain written materials which have not been provided.  Please provide us with copies of all materials, the dates the materials were first made public and how long such materials remained public.  We may have additional comments.

Response:

The Company’s previous response to the staff’s comment 3 providing written materials prepared by Interactive Investors, Inc. did not include certain additional materials that were previously filed with the SEC since we believed publicly filed materials would already be known and identified to the staff.  Following our recent conversation with the staff, we understand that the staff does not require us to produce such previously filed materials to the staff, but has referenced certain written materials that had appeared at some point on the Astor Investments website.

We have made further inquiries and identified the document the staff has seen as having been prepared by Interactive Investments, Inc. or Astor Investments (which is merely the name of Interactive Investments, Inc.’s website), and are including a copy supplementally along with approximate dates Astor/Interactive believes the materials were available, and how long they remained available on the website.

Registration Statement Cover Page

2.
We note your response to our prior comment 6 and reissue.  In this regard, we note that your response was unresponsive in that you deleted the Calculation of Registration Fee table from this amendment without making the requested revisions.  Please refer to footnote 1 to the Calculation of Registration Fee table included on the cover page of Amendment No. 1 to your registration statement.  We note that you are relying on Rule 416(b) of the Securities Act of 1933.  Please revise footnote 1 to tract the language of that subsection.  In this regard, please include the revised table with the next amendment and delete the references to “recapitalizations or other similar transactions.”

Response:

The Company has amended the Registration Statement to include the Registration Fee table and the revised footnotes thereto.

Prospectus Cover Page

3.
We note your response to our prior comment 9 and the included legal analysis but are not persuaded that the securities issued in the Continental Resource Group, Inc. asset transaction were issued pursuant to a valid Section 4(2) exemption.  In this regard, we note that the included legal analysis is premised upon either Continental or the Continental shareholders who provided the necessary consent being accredited investors.  We note that your legal analysis has not addressed Continental’s entire shareholder base.  In this regard, we note that at the time of the asset transaction Continental had approximately 147 holders of record.  Please provide us with a more detailed legal analysis that supports your assertion that such issuance was exempt under Section 4(2).  To the extent that you are relying on the safe harbor promulgated by Rule 506 of Regulation D, please provide such analysis.  Please include legal references, statutory, case law or otherwise, to the extent applicable.  We may have additional comments.

Response:

We have reviewed the staff’s re-issued comment No. 3.  At the outset we believe it would be useful to summarize again for the benefit of the staff, the principal events surrounding the transactions in 2011:

●
At the time of the transaction at issue, Pershing and Continental Resources Group, Inc. ("Contentinal") had significant overlapping ownership and management.  Approximately 10% of Continental’s outstanding common stock and 35.5% of Pershing’s outstanding common stock were beneficially held by 3 shareholders.  One of these shareholders was the then-Chairman of Pershing’s Board (and is currently its director);

●
Due to the negative effects on the uranium business (Continental was then engaged in uranium exploration) of the Fukushima Tsunami, the board of directors, management and principal shareholders of Continental considered identifying alternate projects in which to deploy their capital;

●
The boards of directors, management and principal stockholders of Continental and Pershing determined that there could be a benefit to consolidation of the business activities of the two companies and authorized their managements to negotiate terms under which Continental would invest in Pershing in a transaction involving the continuation of uranium exploration or the future sale of the uranium exploration assets;

●
During July 2011, Continental purchased approximately 76.1 million shares of Pershing (previously named Sagebrush Gold, Ltd.), representing approximately 67% of the then total outstanding shares of Pershing pursuant to an Asset Purchase Agreement;

●	The purchase price was a combination of cash (approximately $13 million) and stock of Continental’s uranium exploration subsidiaries;
●
Following the acquisition, Continental became the parent reporting company of the Company for accounting purposes (reflecting the substantive essence of the transaction)1 and held the largest controlling share ownership interest in Pershing;

●	The transaction with Pershing was approved by Continental’s board of directors, which determined also to seek shareholder approval by at least a majority of Continental’s holders in support of the business consolidation;
●	Continental sought written consent from only a limited number of its shareholders, as permitted by and sufficient to authorize the action under state law;
●
At the time of approval Continental was a “voluntary filer” without any class of equity securities registered under the Securities Exchange Act of 1934 and thus was not required by federal securities laws to file any proxy or information statement in connection with the approval of the transaction by its shareholders, nor to seek consent or approval from all of its shareholders;

●
The common stock issued by Pershing to Continental was issued in a privately negotiated transaction exempt from registration under Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”) as discussed further below, with stock certificates bearing appropriate restrictive legends and stop transfer instructions; in the almost 18 months since the transaction was completed, the Pershing shares have not been distributed to Continental shareholders; and

●
Because Continental’s management and stockholders preferred that the transaction be deemed tax-free, Continental was advised to pursue a 368 reorganization, and Pershing agreed as part of the initial transaction to register the distribution of the Pershing stock to Continental stockholders2.

The following response to the staff’s reissued comment restates and further explains our basis for reliance upon Section 4(2) and why at the time of the investment by Continental in Pershing common stock, no registration statement on Form S-4 was required, and why the appropriate form for registration of these shares, now held over one year, is the pending registration statement on Form S-1 (the subject of the staff’s comment letter).

Rule 145

The staff has indicated that it is not convinced that Pershing-Continental  may rely upon an exemption from registration3 and that it views provisions of Rule 145 to be controlling.  The Company has provided ample authority supporting its position that Rule 145 does not deny to issuers the availability of an exemption from registration, and its view that the investment by Continental in Pershing was exempt under Section 4(2).  Despite the ample authorities previously cited, the staff has not agreed with the Company’s position, without giving any further reasoning.

The staff (correctly) notes that the underpinning of Rule 145(a) rests on the interpretation that, at times, a “vote” of shareholders can be tantamount to an investment decision, and should be associated with the safeguards afforded investors when investing in securities; hence under appropriate circumstances registration on Form S-4 joint proxy/registration statement is indicated.  Recognizing that there is a distinction for a transaction otherwise exempt, such as two privately held companies or a public company that acquires a closely-held business in which a small number of selling shareholders consent, the Commission did not intend by such rulemaking to extend the applicable statutes beyond their plain meaning and the intent of Congress, and clearly left in place the availability of exemptions such as Section 4(2), which we believe the staff’s comment disregards.  We believe that the staff’s apparent position would inappropriately extend the statute beyond Congress’s purpose in this case.  Hence, for a reporting company that is but a voluntary filer, the case is clear that no proxy and no registration statement need be utilized in connection with a stockholder approval such as this.

Furthermore, from the point of view of the Continental stockholders, the transaction and related approvals merely effectuated a recapitalization - changing one form of ownership of the Continental assets (direct) into another form (indirect).  In addition to the very substantial overlapping ownership interests, the voting holders merely authorized a recapitalization transaction in which the nature of their holdings of assets through Continental directly, was changed so that it would be held through Continental’s ownership of the controlling interest in Pershing, which had additional assets that were being combined and an overall consolidation was effected to pool their resources and business interests (Continental’s assets (mostly cash) being dominant.

We also point out that the transaction accounting treatment has been extensively examined previously by the Office of Chief Accountant (at the Company’s request), and the reporting of the transaction reconciled with the fundamental nature of the events that took place.  On March 26, 2012, following several telephonic conferences with the branch accounting staff and representatives of the Office of Chief Accountant, the Company filed a Current Report on Form 8-K reporting under Item 4.02 the intention to restate financial statements to reflect that Continental has acquired a new subsidiary, among other things.  A similar filing and revised financial statements were filed for Continental. Such filings were thereafter made.

The Continental board had the full right to authorize a cash investment in Pershing without shareholder approval under both applicable state law and federal securities laws.  Stockholder ratification of a plan of recapitalization under Section 368 of the Internal Revenue Code in support of the Board’s action principally supported the tax position sought and conflict of interest concerns.

Continental presently seeks to distribute the Pershing shares to its shareholders.  Dividends and distributions (full or partial) are not generally required to be registered under the federal securities acts (unless the threshold triggers under Section 12(g) are present - over $10 million of total assets and 500 shareholders as such rules were in effect on July 21, 2011, the date of the instant transaction).

We believe the present case is fundamentally different than  the scenario the staff is concerned with – that is, a vote to acquire a third-party unrelated entity.  The new entity acquired by a reporting issuer imbues the vote of the target shareholders with a new business decision, that is not present here.  Availability and access to information in joint proxy/registration statement for the target shareholders to support their investment decision vote is not present here, or in recapitalizations and spinoffs generally. The Commission has long stated that spin off transactions such as this may require registration (on Form 10) but also recognized that voluntary filers or private companies engaging in spin off type transactions of subsidiaries (such as Continental distributing its majority interest in its Pershing subsidiary to shareholders) would not be required to be registered4.  The Commission has provided guidelines in such circumstances that would eliminate any need to register such shares whatsoever, which are reiterated below:

●	The parent shareholders do not provide consideration for the spun-off shares;
●	The spin-off is pro-rata to the parent shareholders;
●	The parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets;
●	The parent has a valid business purpose for the spin-off; and
●	If the parent spins-off “restricted securities”, it has held those securities for at least two years.

Based on the foregoing guidelines from Staff Legal Bulletin No. 4, the instant transaction falls within the parameters to be exempt from the requirement of registration at the time the distribution transaction arises.  Continental’s shareholders will not provide any consideration for the spun-off Pershing shares.  The Company’s stock held by Continental will be distributed to Continental’s shareholders on a pro rata basis (as explicitly stated in the governing Asset Purchase Agreement). Both Continental and Pershing were voluntary filers at the time of the transaction and were both fully current in their reporting with the SEC.  Both companies presently are registered under Section 12(g) so that adequate public information is available.  Both companies had made all information about the transaction and their respective businesses generally, along with audited and interim financial statements, available through EDGAR.  The overlapping of shareholder bases, the convergent business purpose in the uranium markets, occurrence of a natural disaster affecting the markets, and the strategic decision to combine both Continental and Pershing in a more direct fashion constitutes a valid business purpose for the transaction and subsequent spin-off.  Finally, the Company issued restricted securities to Continental and is required to register such shares for resale  Furthermore, the shares being registered have been held by Continental with a restrictive legend approximately 18 months, as of the current date.

Section 4(2)

We repeat our view that an exemption under Section 4(2) of the 1933 Act is readily available for Continental/Pershing despite the “investment decision” sought, inasmuch as each of the consenting owners of Continental approved the transaction.  Only the Continental shareholders who were asked to make an investment decision are relevant to satisfy the requirements of Section 4(2) which provides an exemption from registration under Rule 145 of the 1933 Act.

The Company believes the extensive analysis above, and previously provided to the staff, is complete and provides adequate analytical basis for the staff to understand the basis for exemption.  The Company does not base its reliance on the availability of such exemption on the accredited nature of the investors of Continental generally, but only pointed out such fact in its prior response with respect to those Continental holders who constituted in excess of a majority of the voting common stock of Continental needed for approval at the time the votes were cast.  The Company has not been provided with any supporting authority by the staff to dispute the Company’s well-documented position, supported by ample and compelling specific authority previously provided to the staff.

The transaction did not constitute an “investment decision” for the non-voting broad shareholder base.  The Company reiterates its analysis provided to the Staff’s prior comment 9 as it relates to the Company’s reliance on a valid Section 4(2) exemption along with an “on-point” example contained in literature provided by the Commission.  Portions of the Company’s analysis are repeated reiterated below:

Section 4(2) of the Securities Act provides for an exemption from registration involving “transactions by an issuer not involving any public offering”.  Furthermore, the SEC has provided guidelines for the basis of a valid Section 4(2) exemption from registration, including:

●	The company does not use general solicitation or advertising to market the securities;

●	The company may sell its securities to an unlimited number of “Accredited Investors” and up to 35 other purchasers;

●	Companies must decide what information to give to accredited investors;

●	The company must be available to answer questions by prospective purchasers;

●	Financial Statements need to be certified by an independent public accountant;

●	Purchasers receive “restricted securities”; and

●	The shares were not acquired with a view to distribution.

In the instant case, the issuance to Continental constituted a transaction by an issuer not involving a public offering.  The Company did not utilize general solicitation or general advertising in connection with any investment decision being made, and issued its securities only to a single “accredited investor”.  The transaction documentation (Asset Purchase Agreement) further includes customary representations and warranties for a Section 4(2) exempt transaction.  The Pershing shares were not acquired with a view to any distribution, as evidenced by the restrictive legends on the shares issued by Pershing and the filing of the instant registration statement supporting any further distribution or transfers from Continental.

The Company also relies with respect to the present registration statement on the guidance provided in Division of Corporation Finance’s Interpretations of Rule 145 and Related Matters (February 24, 1974), specifically Illustration A therein which reads as follows:

Illustration A:

Facts: X Company proposes to issue common stock in exchange for the assets of Y Company after Y Company obtains the approval of its several stockholders, as required by state law, with respect to an agreement setting forth the terms and conditions of the exchange and providing for a distribution of the X Company common stock to the Y Company stockholders. X Company has determined that the private offering exemption afforded by Section 4(2) of the Act would be available for the transaction.

Question: In light of Rule 145, may X Company choose between relying upon the private offering exemption available under Section 4(2) and registering the securities to be issued in the transaction on Form S-14?

Interpretative Response: Yes, X Company may choose between relying upon the private offering exemption available under Section 4(2) and registering the securities to be issued in the transaction on Form S-14. Rule 145 does not affect statutory exemptions which are otherwise available. However, by virtue of Rule 145(a)(3)(B), X Company may register the securities to be issued in the transaction on Form S-14 so that an affiliate of Y Company would be able to resell immediately his securities pursuant to the registration statement, if such resales are so disclosed in the registration statement, or subject to the limitations referred to in Rule 145(d).

In the foregoing illustration, as in the instant case, X Company is purchasing substantially all of the assets of Y Company in consideration for shares of X Company to be distributed to the shareholders of Y Company.  The Commission has clearly stated its position that an exemption from registration available under Section 4(2) can be relied upon in an asset-for stock sale and that the secondary registration of such shares is available for the resale or distribution of such shares which were initially issued pursuant to an exemption.

Based on the foregoing, the Company believes a valid exemption from registration existed at the time of the transaction, precluding the requirement that registration on Form S-4 was required at the time the transaction was submitted to the Continental shareholders for approval, in accordance with Rule 145.

Prospectus Summary, page 1

Overview, page 1

4.	We note your response to our prior comment 10. Please revise to include parentheses in reference to your losses throughout the prospectus.

Response:

The Company has revised the disclosure as requested.

5.	Please revise the second paragraph to disclose the month that you will run out of funds according to your current burn rate if you do not obtain additional financing.

Response:

The Company has revised the disclosure as requested.

Risk Factors, page 5

We are on exploration stage company, page 5

6.
We note your disclosure that your estimated exploration costs for 2013 are $3.6 million.  Please revise this risk factor to also disclose your estimated facility recommisioning costs for 2013 of $2.6 million.

Response:

The Company has revised the disclosure as requested.

Our property title may be challenged, page 8

7.	Please delete the last sentence of the first paragraph, as it tends to mitigate the risk presented.

Response:

The Company has revised the disclosure as requested.

There is currently a very limited trading market for our common stock, page 12

8.
We note your response to our prior comment 21 but find it unresponsive.  We reissue the comment.  Reference is made to the “investor relations campaigns” described in the first paragraph.  It appears that the disclosure on page 12 is inconsistent with your response to us.  Please provide us with any promotional and sales materials you used or intend to use since the filing of this registration statement.  In addition, please tell us whether the materials used meet or will meet the requirements of Securities Act Section 10 as well as how you complied or intend to comply with Securities Act Section 5 and Rule 433 of Regulation C.  Please tell us in greater detail the types of promotional and sales materials you used or will use, how and when you distributed or will distribute such material, and whether any written communications that were or may not be preceded or accompanied by this prospectus complied or will comply with Securities Act Rule 134.  For each of your past campaigns and any future campaigns, provide the requested analysis.  For example, we note that you have filed the presentations on Form 8-K.  Explain to us how you complied with the above-referenced rules and regulations.

Response:

The language in the above-referenced risk factor has been revised to accurately reflect that the Company “may utilize investor awareness campaigns” and that its intention when describing such activities by such phrases or similar language with respect to such campaigns is primarily that these activities are limited to functions of third-parties engaged by the Company with the hope of garnering after-market interest in the business of the Company that potentially could encourage after-market trading of the Company’s shares, and are not primarily directed at new investment in the Company.  As such, the phrase “investor awareness” generally excludes directed meetings by officers and directors that are for the principal purpose of the offer and sale by the Company of its securities.  Since the filing of the Registration Statement, the Company has only engaged in ordinary investor relations activities in confidential communications with potential investors in connection with its private placement efforts.  The Company re-iterates its prior response to the staff’s prior comment 21.  Since the filing of the Registration Statement on January 18, 2012, the Company has not initiated any investor awareness campaigns.  The Company notes the staff’s reference to the Company’s presentation, which was filed with the SEC on September 13, 2011, approximately four months prior to the filing of the Registration Statement.

Relief Canyon Properties, page 27

9.
Please refer to the chart on page 28.  For the Relief Canyon properties, please revise to include a small-scale map showing the location and access to your property, as suggested in paragraph (b)(2) to Industry Guide 7.  We believe that maps and drawings having the following features would be beneficial.

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the map or drawing,

•	A graphical bar scale or representation of scale, such as “one inch equals one mile,” may be utilized if the original scale of the map has not been altered.

•	An index map showing where the property is situated in relationship to the state or province or other geographical area in which it is located.

•	The date the map was drawn.

Any drawing should be simple enough or of sufficiently large to clearly show all features on the drawing.  In this regard, we note that the included map does not include a detailed legend, an index map showing where the property is situated in relationship to the state or other geographical area and a map title and date.  Additionally, we note that the included map contains a number of lines, boxes and shaded areas which have not been clearly annotated or differentiated from each other.  Please also delete the reference to the Coeur’s Nevada Packard Mine as such reference does not appear applicable to your property holdings.

Response:

The Company has revised the chart as requested.

Environmental Permitting Requirements, page 29

10.
We note your disclosure in the third paragraph that you estimated 2013 exploration permitting budget and reclamation bonding is $908,500.  Please reconcile such amount with your disclosure in the sixth paragraph that estimates $560,000 for the same activities.

Response:

The Company has revised its disclosure in “Business and Properties –Relief Canyon Properties—Environmental Permitting Requirements” to clarify that the language describes two separate budgets:  the first budget is the exploration permitting and reclamation bonding budget, and the second budget is the mine permitting and reclamation bonding budget.

2012 and 2013 Exploration and Facilities Recommissioning Programs, page 30

1.  Relief Canyon Mine, page 30

11.	We note your disclosure in the fourth paragraph that your target is to produce gold in 2014. Please add balancing language that there is no guarantee that you will produce gold in 2014 or at all.

Response:

The Company revised its disclosure as requested.

***

The Company hereby acknowledges the following:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff Comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned with any questions.

Sincerely,

/s/ Harvey Kesner

Harvey Kesner

cc:	Stephen Alfers Deborah Friedman, Esq.

1 The Company had initially reported the transaction as a reverse acquisition/asset acquisition and subsequently voluntarily restated its financial statements after it requested advice from the accounting staff with respect to the appropriate reporting for the transactions.

2 As a result of delays entailed in securing effectiveness of the Registration Statement, the tax-free result sought is being jeopardized by the staff’s continuing refusal without explanation to permit the Continental liquidation by permitting the Registration Statement to be declared effective, a condition to the share distribution to the Continental shareholders.

3 The staff has made anecdotal reference to the character of the Continental consenting shareholders as being wholly-accredited noting prominently that all the Continental shareholders may not be accredited.  We have not intended to assert that accredited investors by themselves are a basis for determining availability of a Section 4(2) exemption here, only intending to point out that the disclosures afforded by registration would not be required in connection with an offering or solicitation to accredited investors under applicable law, by analogy, to a Rule 506 all accredited investor offering.  The staff misinterprets the import of our statement and has in response stated its view (as we understand it) that 100% of the holders of Continental would have to be accredited for a valid 4(2) exemption.  We do not believe this to be the law.

4    See Staff Legal Bulleting No. 4 (September 16, 1997) .